FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of income statement for third quarter 2008.

Repsol YPF Preview of income statement for third quarter 2008

Repsol YPF net income at 30 September 2008 is up 15%

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	THIRD QUARTER 2008 RESULTS	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
REPORTED EARNINGS (Million euro)
1,420	1,896	1,570	10.6	OPERATING INCOME	4,267	5,072	18.9
742	905	699	-5.8	NET INCOME	2,448	2,816	15.0
PROFORMA INDICATORS (Million euro)
1,299	1,804	1,558	19.9	ADJUSTED OPERATING INCOME	4,124	5,007	21.4
670	907	687	2.5	ADJUSTED NET INCOME	2,307	2,570	11.4
EARNINGS PER SHARE
0.61	0.74	0.58	-5.8	Euros per share	2.01	2.32	15.0
0.86	1.17	0.82	-4.7	Dollars per share	2.84	3.32	16.9

THIRD QUARTER 2008 HIGHLIGHTS

•	Adjusted Income from operations in third quarter was 19.9% higher year-on-year driven by improvement in the key Upstream aggregates, enhanced refining margins, and YPF earnings growth.

•	The quarter was marked by high oil benchmark prices, wider refining margins, improved marketing results, and the currency exchange impact.

•	The company’s financial debt at the end of the quarter stood at Eu4,399 million, with the debt/capital employed ratio at 30 September 2008 at 14.8%.

•	The concession term for the fields in Neuquén province, Argentina, was extended in this quarter. In addition, production in Block 56 in Peru came on stream in September of this year.

Repsol YPF Preview of income statement for third quarter 2008

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1. UPSTREAM

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07		Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
529	751	672	27.0	OPERATING INCOME (Million euro)	1,416	1,999	41.2
529	758	620	17.2	ADJUSTED OPERATING INCOME (Million euro)	1,416	1,975	39.5
147	130	126	-14.3	LIQUIDS PRODUCTION (Thousand boepd)	158	129	-18.3
1,255	1,155	1,152	-8.2	GAS PRODUCTION (*) (Million scf/d)	1,368	1,148	-16.1
370	336	331	-10.5	TOTAL PRODUCTION (Thousand boepd)	401	334	-16.9
297	240	376	26.6	INVESTMENTS (Million euro)	1,116	858	-23.1
63	109	90	42.9	EXPLORATION EXPENSE (Million euro)	246	294	19.5

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	INTERNATIONAL PRICES	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
74.9	121.2	115.1	53.7	Brent ($/Bbl)	67.1	111.1	65.6
75.4	123.8	118.2	56.8	WTI ($/Bbl)	66.2	113.5	71.5

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	REALISATION PRICES	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
66.2	108.3	103.5	56.4	LIQUIDS ($/Bbl)	56.4	98.9	75.4
2.6	4.1	4.6	76.9	GAS ($/kscf)	3.0	4.3	43.3

(*) 1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in third quarter 2008 was Eu620 million, 17.2% higher year-on-year, boosted by higher realisation prices.

•	The price of Brent was 53.7% higher than in the same quarter last year, averaging 115.1 US$/bbl in the quarter. Higher prices had an overall positive impact on operating income of Eu366 million.

•	Improved earnings performance more than compensated for the effects of greater exploration efforts (Eu36 million), higher taxes (Eu92 million), and lower sales volumes (Eu32 million).

•	The depreciation of the dollar against the euro diminished income by Eu61 million in comparison with third quarter 2007.

•	Lastly, other minor items having a negative impact of Eu54 million explain the remaining difference.

•

Production in this quarter, excluding contractual variations in Bolivia (33.6 Kboepd) and Ecuador (5.4 Kboepd) was similar year-on-year. The negative impact in Libya (4.1 Kboepd) and Algeria (2 Kboepd) caused by higher oil prices in the new contracts, was compensated by production growth in Trinidad & Tobago (4.9 Kboepd), Colombia (2.2 Kboepd), and Peru (1.6 Kboepd).

•

Milestones this quarter included the sale of Block 14 in Ecuador, the start of production of the Pagoreni field in Block 56 in Peru in September, and the ratification of the amendments to the contracts in Libya by the General People’s Committee on 21 August.

Repsol YPF Preview of income statement for third quarter 2008

January to September 2008 results

Adjusted operating income in the first nine months of the year was Eu1,975 million, 39.5% higher year-on-year. This considerable increase was the result of the same factors affecting third quarter results, mainly the improvement in the company’s oil product mix (realisation prices above benchmark oil prices), which were more than sufficient to offset the impact of the end of operations in Dubai, contractual changes in Bolivia and Libya, and the difference in capitalised expenses and interest, as mentioned in the note on first quarter results.

Production in the first nine months, excluding contractual and regulatory changes in Bolivia (54 Kboepd), Venezuela (3 Kboepd), and the end of operations in Dubai in April 2007 (7 Kboepd), fell 1% mainly because of PDVSA’s gas supply restrictions in Venezuela.

Upstream investments in third quarter 2008 totalled Eu376 million. Investments in development accounted for 28% of the total, spent mainly spent in the Gulf of Mexico and Trinidad & Tobago.

The investments made in this division in January to September 2008 amounted to Eu858 million, 23.1% down year-on-year. Investments in development represented 40% of the total amount and were mainly spent in the Gulf of Mexico and Trinidad & Tobago.

Repsol YPF Preview of income statement for third quarter 2008

1.2. LNG

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07		Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
27	18	38	40.7	OPERATING INCOME (Million euro)	73	88	20.5
27	18	38	40.7	ADJUSTED OPERATING INCOME (Million euro)	73	88	20.5
36.4	56.9	70.4	93.4	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	36.4	64.4	76.9
48.3	52.4	52.6	8.9	LNG SALES (TBtu)	138.5	149.1	7.7
108	67	78	-27.8	INVESTMENTS (Million euro)	290	223	-23.1

1TBtu= 1,000,000 MBtu

1 bcm = 1,000 Mm3 = 39.683 TBtu

Adjusted operating income in the LNG division was Eu38 million, 40.7% higher than in third quarter 2007.

The variation in third quarter 2008 results is mainly attributable to the combined effect of the following factors:

•	Income in power generation activities increased by approximately Eu9 million thanks to higher electricity pool prices in the Spanish market.

•

The contribution of liquefied natural gas marketing activities and management of the fleet was Eu11 million more than in the same quarter last year, boosted by the increased number of shipments and higher margins.

•	The depreciation of the dollar against the euro reduced income by approximately Eu5 million.

•	Higher project development costs and other smaller items, which reduced earnings by Eu4 million, explain the remaining differences.

January to September 2008 results

Adjusted operating income in the first nine months of the year was Eu88 million, 20.5% higher than a year ago. This variation is explained by the enhanced performance of LNG marketing activities and fleet management plus the increase in pool prices in the Spanish power market which had a positive impact on the results of BBE, the company in which Repsol holds a 25% interest.

Investments in third quarter in the LNG division totalled Eu78million, 27.8% lower than in third quarter 2007. January to September 2008 investments in the LNG area totalled Eu223 million and were mainly spent in the development of the Canaport regassification terminal and the Peru LNG liquefaction project.

Repsol YPF Preview of income statement for third quarter 2008

1.3. DOWNSTREAM

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07		Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
393	643	415	5.6	OPERATING INCOME (Million euro)	1,541	1,540	-0.1
418	668	391	-6.5	ADJUSTED OPERATING INCOME (Million euro)	1,562	1,580	1.2
11,775	10,865	11,192	-5.0	OIL PRODUCT SALES (Thousand tons)	34,761	33,129	-4.7
737	701	625	-15.2	PETROCHEMICAL PRODUCT SALES (Thousand tons)	2,294	2,120	-7.6
737	756	692	-6.1	LPG SALES (Thousand tons)	2,510	2,365	-5.8
220	315	309	40.5	INVESTMENTS (Million euro)	588	939	59.7

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	REFINING MARGIN INDICATORS ($/bbl)	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
5.3	8.2	7.4	39.6	Spain	6.5	7.0	7.7

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	INTERNATIONAL PETROCHEMICAL MARGIN INDICATORS (*)	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
524	390	754	43.9	Cracker (Eur/ton)	522	544	4.2
364	318	334	-8.2	Derivatives Europe (Eur/ton)	355	327	-7.9

(*)These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted operating income in third quarter 2008 was Eu391 million versus Eu418 million in the same quarter last year. If we exclude the effect of inventories, operating income, adjusted for CCS, would have totalled Eu481 million, 38% higher than the Eu349 million reported in the same quarter in 2007.

Variations in year-on-year earnings performance were caused by the following factors:

•	Enhanced refining margins, mainly because of the stronger performance of medium distillates, boosted income by Eu105 million.

•	Eu90 million income growth in Latin American activities, evidence of the improved trend, with better refining margins in Peru thanks to wider diesel fuel spreads.

•

Oil product sales to the company-owned service station network in Europe dropped 2.4% year-on-year due to falling demand. Nevertheless, improved marketing margins at service stations and direct sales more than offset this impact. Consequently, the combined contribution of European marketing activities was Eu12 million.

•

Income in the Chemical business was down by Eu68 million since product price increments were not sufficient to compensate for declining demand in the sector and higher naphtha and energy costs due to the rise in oil prices.

•	The depreciation of the dollar against the euro had an adverse impact of Eu39 million.

•	The drop in international oil prices, especially at the end of third quarter, diminished the value of the company’s inventories, reducing income by Eu158 million in comparison with third quarter 2007.

•	Other minor factors boosted income by Eu31 million.

Repsol YPF Preview of income statement for third quarter 2008

January to September 2008 results

Adjusted operating income in January to September 2008 was Eu1,580 million versus Eu1,562 million in the same period a year ago. The year-on-year variation is explained by enhanced Refining margins, which were partially offset by lower sales volumes and translation differences. Higher oil and oil product prices also had a positive impact on the valuation of the company’s inventories, although this situation started to change in this third quarter.

Third quarter investments in Downstream totalled Eu309 million, spent mainly in the development of the company’s major growth projects over the coming years.

Investments in the first nine months of 2008 in Downstream totalled Eu939 million, the bulk of which was spent in current refining and chemical projects, upgrading operations and installations, safety and the environment, fuel quality and conversion.

Repsol YPF Preview of income statement for third quarter 2008

1.4. YPF

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07		Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
228	279	402	76.3	OPERATING INCOME (Million euro)	852	1,046	22.8
279	324	451	61.6	ADJUSTED OPERATING INCOME (Million euro)	903	1,186	31.3
316	288	319	1.0	LIQUIDS PRODUCTION (Thousand boepd)	329	312	-5.4
1,909	1,707	1,825	-4.4	GAS PRODUCTION (*) (Million scfd)	1,842	1,746	-5.1
656	592	643	-2.0	TOTAL PRODUCTION (Thousand boepd)	657	623	-5.2
4,127	3,783	4,026	-2.4	OIL PRODUCT SALES (Thousand tons)	11,344	11,514	1.5
396	377	388	-2.0	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,192	1,171	-1.7
94	78	98	4.3	LPG SALES (Thousand tons)	282	290	2.6
349	316	346	-0.9	INVESTMENTS (Million euro)	939	912	-2.9

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	INDICATORS	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
47.9	39.9	44.0	-8.1	LIQUIDS REALISATION PRICES ($/Bbl)	41.8	41.3	-1.2
1.3	2.1	2.0	55.3	GAS REALISATION PRICES ($/kscf)	1.6	2.2	37.5
8.8	11.6	13.4	52.3	REFINING MARGIN INDICATOR ($/bbl)	10.9	11.1	1.8
254	497	617	142.9	PETROCHEMICAL DERIVATIVES ($/ton)	289	529	83.0

(*) 1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboepd

Adjusted operating income in third quarter 2008 was 61.6% higher, from Eu279 million third quarter 2007 to Eu451 million in this quarter. This performance, driven by higher margins on refined product sales and the average price of natural gas, was partially offset by the dwindling effect of the labour strikes in the previous quarter and inflationary pressures affecting costs.

The most significant year-on-year variations are as follows:

•	The continued alignment of refined product prices boosted operating income, although the year-on-year drop in final product sales slightly diminished this positive effect which totalled Eu358 million.

•

Production in this quarter was 2% less than third quarter 2007. Nevertheless, oil and LNG sales and realisation prices showed an upward trend. In addition, the average realisation price of this product was higher thanks to the change in the gas sales mix due to milder winter temperatures and higher prices to the industrial segment, with both of these factors having a positive impact of Eu32 million.

•	Costs in Argentina increased in line with inflationary pressures, diminishing income by Eu105 million.

•	Translation differences reduced income by Eu38 million.

•	Lastly, income from YPF’s industrial holdings and other minor effects were responsible for the other year-on-year variations.

Repsol YPF Preview of income statement for third quarter 2008

January to September 2008 results

Adjusted operating income in the first nine months of 2008 was Eu1,186 million, 31.3% more than in the same period last year. Growth was mainly driven by wider margins on refined products and by higher average retail prices for natural gas, which more than compensated for the drop in production caused by the labour strikes, the impact of inflation, and higher tax expenses.

Production in the first nine months of the year was 623 Kboepd, 5% less than in the first nine months of 2007 because of the special impact of labour strikes and declining fields, as previously mentioned.

Investments in third quarter at YPF totalled Eu346 million, with 59% of this amount earmarked for Exploration and Production development projects.

YPF investments in January to September of this year were Eu912 million, mainly spent in Exploration and Production development projects.

Repsol YPF Preview of income statement for third quarter 2008

1.5. GAS NATURAL SDG

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07		Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
123	130	136	10.6	OPERATING INCOME (Million euro)	391	423	8.2
123	134	138	12.2	ADJUSTED OPERATING INCOME (Million euro)	367	432	17.7
99	72	598	504.0	INVESTMENTS (Million euro)	221	724	227.6

Adjusted operating income in Gas Natural SDG in third quarter 2008 was Eu138 million, 12.2% higher than the Eu123 million reported in third quarter 2007.

The key factors behind this strong performance were growth in distribution activities in Spain and Latin America and in gas procurement and marketing activities in deregulated markets thanks to the optimisation of the portfolio of gas contracts in these markets plus greater efficiency thanks to management of the commodities portfolio and the exchange rate associated with the commercial portfolio. As in previous quarters in 2008, power assets acquired in Mexico at the end of 2007 contributed to enhanced performance.

January to September 2008 results

Adjusted operating income in the first nine months of 2008 was Eu432 million versus Eu367 million in the same year-ago period. This improvement was mainly driven by the good performance of power and gas distribution activities.

Improvement in the power business in Spain is attributable to the increase in the amount of power generated plus higher pool prices. This growth was also driven by the company’s participation in various power generation markets and by its trading and marketing activities in the deregulated market. Growth in gas distribution activities was in line with the increase in regulated remuneration for the year. In Latin America, earnings in Brazil were boosted by increased sales in the power generation market and, in Colombia, thanks to sales growth in the residential and automotive segments.

Gas Natural SDG investments in third quarter 2008 and in the first nine months of the year were Eu598 million and Eu724 million, respectively, significantly higher than in the previous year on the back of the investment made in third quarter 2008 in the acquisition of a 9.99% stake in Unión Fenosa. Apart from this transaction, investments were mainly spent in gas and power distribution activities.

1.6. CORPORATE AND OTHERS

This caption reflects income/expenses not attributable to operating areas.

An adjusted expense of Eu80 million, which mainly includes structural costs, was booked in third quarter 2008.

A net expense of Eu254 million, adjusted for non-recurring items, was recorded in the first nine months of the year.

Repsol YPF Preview of income statement for third quarter 2008

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	2Q08	3Q08	% Variation 3Q08/2Q07	Jan-Sept 2008
NET DEBT AT THE START OF THE PERIOD	2,357	3,213	36.3	3.493
EBITDA	-2,494	-2,442	-2.1	-7.358
VARIATION IN TRADE WORKING CAPITAL	947	102	-89.2	1.459
INVESTMENTS	1,058	1,750	65.4	3.786
DIVESTMENTS	-60	-57	-5.0	-1.660
DIVIDENDS (including affiliates)	106	608	473.6	1.493
TRANSLATION DIFFERENCES	9	342	3,700.0	58
TAXES PAID	784	729	-7.0	2.042
OTHER MOVEMENTS	506	154	-69.6	1.086
NET DEBT AT THE CLOSE OF THE PERIOD	3,213	4,399	36.9	4,399
PREFERRED SHARES	3,388	3,451	1.9	3.451
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	6,601	7,850	18.9	7,850
Debt ratio (%)
TOTAL CAPITAL EMPLOYED (Million euro)	26,916	29,770	10.6	29,770
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	11.9	14.8	24.4	14.8
NET DEBT+PREFERRED SHARES/ CAPITAL EMPLOYED (%)	24.5	26.4	7.8	26.4
ROACE before non-recurrent items (%)	14.8	13.8	-6.8	13.8

The company’s net debt at the end of third quarter 2008 stood at Eu4,399 million, Eu906 million higher than at 31 December 2007. It should be mentioned that the acquisition of a stake in Unión Fenosa by Gas Natural, increased Repsol Group’s debt by approximately Eu517 million, since this company is included in the Repsol YPF Group scope of consolidation.

Despite the increase in net debt, the volume of generated EBITDA at 30 September 2008 coupled with divestments in YPF were sufficient to cover the dividend payment, taxes, investments, and the variation in working capital.

At 30 September 2008, the Net Debt/Capital Employed ratio was 14.8%. Taking preferred shares into account, this ratio was 26.4%.

Net financial expenses in the January-September 2008 period totalled Eu236 million versus Eu117 million in the same period last year. The following factors are worth mentioning:

•	Eu61 million less in net interest expense thanks to the Eu960 million reduction in average net debt in the first nine months of 2008 in comparison with the same year-ago period.

•	The variation in earnings due to interest rates, which resulted in an expense of Eu103 million, is explained by the upward trend in the euro and dollar interest rate curves.

•

With regards to income variations due to foreign exchange rates exposure, it should be pointed out that the positive impact in 2007 was due to the depreciation of the dollar against the Brazilian real and the euro, whereas in 2008, an active policy aimed at managing the exposure to the dollar of operating cash flows boosted financial income by Eu208 million.

Repsol YPF Preview of income statement for third quarter 2008

•	The variation in the “Update of provisions” caption is due to the Eu65 million recorded in the first six months of 2007 as a reversal of late-payment interests associated with tax provisions.

•	The main reason for the variation in the “Capitalised interest” caption is the capitalisation of interests in upstream assets in 2007.

•	The “Other Financial Expenses” caption in 2007 included a payment of Eu19 million for the AGM attendance premium.

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	FINANCIAL EXPENSES (Million euro)	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
-120	-93	-104	-13.3	NET INTEREST EXPENSE (including preferred shares)	-372	-311	-16.4
85	18	-54	—	HEDGING POSITIONS INCOME/EXPENSE	278	168	-39.6
-10	9	-12	20.0	Interest rate	63	-40	—
95	9	-42	—	Exchange rate	215	208	-3.3
-35	-35	-35	0.0	UPDATE OF PROVISIONS	-37	-106	186.5
13	15	17	30.8	CAPITALISED INTEREST	84	46	-45.2
-15	-16	-1	-93.3	OTHER FINANCIAL INCOME / EXPENSES	-70	-33	-52.9
-72	-111	-177	145.8	TOTAL	-117	-236	101.7

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

Taxes accrued in this quarter totalled Eu655 million.

The effective corporate tax rate for the year 2008 is estimated at 41%. The tax rate applicable to third quarter results is 47%.

It is worth bearing in mind that the effective corporate tax rate in 2007 was 41.9%.

Repsol YPF Preview of income statement for third quarter 2008

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

3Q 2007	2Q 2008	3Q 2008	% Variation 3Q08/3Q07	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Sep 2007	Jan-Sep 2008	% Variation 08/07
-2	0	-19	-850.0	UPSTREAM	0	-7	—
15	19	18	20.0	LNG	38	42	10.5
14	7	9	-35.7	DOWNSTREAM	40	21	-47.5
-5	5	2	-140.0	YPF	-2	10	600.0
-1	1	-1	0.0	GAS NATURAL SDG	0	1	—
21	32	9	-57.1	TOTAL	76	67	-11.8

Income from equity-accounted companies in third quarter 2008 totalled Eu9 million versus Eu21 million in the same quarter 2007. The drop in the downstream division was due to the lower contribution from CLH due to the reduced percentage stake. In upstream, the drop was due to lower results in ENIREPSA. These diminished results were partially offset by improved performance in the LNG and YPF businesses.

3.3. MINORITY INTERESTS

Minority interests in third quarter 2008 totalled Eu48 million versus Eu47 million a year earlier. Results in third quarter 2008 reflect the minority interests in 14.9% of YPF earnings following the divestment carried out in February 2008.

Repsol YPF Preview of income statement for third quarter 2008

4. HIGHLIGHTS

We would like to highlight the following events that have taken place since the publication of the first half-year 2008 report:

In Downstream:

On 17 September, the Chairman and CEO of Repsol, Antonio Brufao, the Prime Minister of Portugal, José Sócrates, and the Minister of the Economy of this country, Manuel Pinho, announced in Portugal the start of the enlargement project at the Sines Petrochemical Complex. This major project is one of the company’s 10 key growth projects for the coming years, worth an investment of more than Eu1 billion, one of the largest ever made in Portugal. The enlargement project for the Repsol Complex in Sines contemplates the construction of new linear polyethylene and propylene units which will increase the capacity of the current petrochemical complex threefold. It will also increase the current capacity of the cracker by 40% to a total ethylene production of 570,000 tonnes per year, in addition to a new 45 Megawatt (Mw) cogeneration plant.

This will increase the efficiency of the Sines Petrochemical complex, making it one of the most advanced of its kind in Europe. Most of the production of the new complex will be exported, generating revenues of more than Eu1.2 billion per year, thereby having a positive impact on Portugal’s exports of petrochemical products. The polyethylene and polypropylene plants will each have a capacity of 300 Kt/year and the new production capacity of the cracker will be 570 Kt/year.

In Corporation:

On 22 October, in relation to unfounded rumours circulating in the market that day with regards to YPF, S.A., Repsol YPF, referred to the note released by YPF on the meeting held at that company’s headquarters between the Argentinean Federal Planning Minister and YPF management.

Madrid, 13 November 2008

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 13 November, at 2:00 p.m. (CET) to report on Repsol YPF’s third quarter 2008 results.

The teleconference can be followed live at Repsol YPF’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Repsol YPF Preview of income statement for third quarter 2008

TABLES

3rd QUARTER 2008 RESULTS

Repsol YPF Preview of income statement for third quarter 2008

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q07	2Q08	3Q08	2007	2008
EBITDA	2,107	2,494	2,442	6,381	7,358
Income from continuous operations before financial expenses	1,420	1,896	1,570	4,267	5,072
Financial expenses	(72)	(111)	(177)	(117)	(236)
Income before income tax and income of associates	1,348	1,785	1,393	4,150	4,836
Income tax	(580)	(841)	(655)	(1,645)	(1,908)
Share in income of companies carried by the equity method	21	32	9	76	67
Income for the period	789	976	747	2,581	2,995
ATTRIBUTABLE TO:
Minority interests	47	71	48	133	179

EQUITY HOLDERS OF THE PARENT	742	905	699	2,448	2,816

Earnings per share accrued by parent company (*)
* Euros/share	0.61	0.74	0.58	2.01	2.32
* $/ADR	0.86	1.17	0.82	2.84	3.32

(*) Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter
1.418 dollars per euro in 3Q07
1.576 dollars per euro in 2Q08
1.430 dollars per euro in 3Q08

Repsol YPF Preview of income statement for third quarter 2008

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q07			JANUARY-SEPTEMBER 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,420	(121)	1,299	4,267	(143)	4,124
Upstream	529	—	529	1,416	—	1,416
GNL	27	—	27	73	—	73
Downstream	393	25	418	1,541	21	1,562
YPF	228	51	279	852	51	903
Gas Natural SDG	123	—	123	391	(24)	367
Corporate and others	120	(197)	(77)	(6)	(191)	(197)
Financial expenses	(72)	—	(72)	(117)	(65)	(182)
Income before income tax and income of associates	1,348	(121)	1,227	4,150	(208)	3,942
Income tax	(580)	49	(531)	(1,645)	72	(1,573)
Share in income of companies carried by the equity method	21	—	21	76	(5)	71
Income for the period	789	(72)	717	2,581	(141)	2,440
ATTRIBUTABLE TO:
Minority interests	47	—	47	133	—	133

EQUITY HOLDERS OF THE PARENT	742	(72)	670	2,448	(141)	2,307

	2Q08			JANUARY-JUNE 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,896	(92)	1,804	3,502	(53)	3,449
Upstream	751	7	758	1,327	28	1,355
GNL	18	—	18	50	—	50
Downstream	643	25	668	1,125	64	1,189
YPF	279	45	324	644	91	735
Gas Natural SDG	130	4	134	287	7	294
Corporate and others	75	(173)	(98)	69	(243)	(174)
Financial expenses	(111)	—	(111)	(59)	—	(59)
Income before income tax and income of associates	1,785	(92)	1,693	3,443	(53)	3,390
Income tax	(841)	94	(747)	(1,253)	(181)	(1,434)
Share in income of companies carried by the equity method	32	—	32	58	—	58
Income for the period	976	2	978	2,248	(234)	2,014
ATTRIBUTABLE TO:
Minority interests	71	—	71	131	—	131

EQUITY HOLDERS OF THE PARENT	905	2	907	2,117	(234)	1,883

	3Q08			JANUARY-SEPTEMBER 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,570	(12)	1,558	5,072	(65)	5,007
Upstream	672	(52)	620	1,999	(24)	1,975
GNL	38	—	38	88	—	88
Downstream	415	(24)	391	1,540	40	1,580
YPF	402	49	451	1,046	140	1,186
Gas Natural SDG	136	2	138	423	9	432
Corporate and others	(93)	13	(80)	(24)	(230)	(254)
Financial expenses	(177)	—	(177)	(236)	—	(236)
Income before income tax and income of associates	1,393	(12)	1,381	4,836	(65)	4,771
Income tax	(655)	—	(655)	(1,908)	(181)	(2,089)
Share in income of companies carried by the equity method	9	—	9	67	—	67
Income for the period	747	(12)	735	2,995	(246)	2,749
ATTRIBUTABLE TO:
Minority interests	48	—	48	179	—	179

EQUITY HOLDERS OF THE PARENT	699	(12)	687	2,816	(246)	2,570

Repsol YPF Preview of income statement for third quarter 2008

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q07	2Q08	3Q08	2007	2008
Upstream	1,053	1,485	1,361	3,275	4,084
USA and Brazil	49	129	63	286	293
North of Africa	465	616	538	1,158	1,672
Rest of the world	549	753	778	1,855	2,158
Adjustments	(10)	(13)	(18)	(24)	(39)
LNG	291	393	472	778	1,173
Downstream	10,457	12,245	11,502	29,526	35,303
Europe	9,393	11,431	10,971	26,714	33,250
Rest of the world	1,521	1,570	1,142	4,119	4,102
Adjustments	(457)	(756)	(611)	(1,307)	(2,049)
YPF	2,199	2,330	2,914	6,253	7,526
Upstream	1,154	939	1,097	3,326	3,062
Downstream	1,815	1,789	2,448	5,173	6,119
Corporate	99	68	78	159	201
Adjustments	(869)	(466)	(709)	(2,405)	(1,856)
Gas Natural SDG	729	963	1,017	2,301	3,011
Corporate & others	(555)	(684)	(717)	(1,418)	(1,817)

TOTAL	14,174	16,732	16,549	40,715	49,280

Repsol YPF Preview of income statement for third quarter 2008

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q07	2Q08	3Q08	2007	2008
Upstream	529	751	672	1,416	1,999
USA and Brazil	13	32	24	33	56
North of Africa	349	446	335	899	1,119
Rest of the world	167	273	313	484	824
LNG	27	18	38	73	88
Downstream	393	643	415	1,541	1,540
Europe	378	594	396	1,396	1,472
Rest of the world	15	49	19	145	68
YPF	228	279	402	852	1,046
Upstream	235	130	68	585	365
Downstream	16	218	375	342	818
Corporate	(23)	(69)	(41)	(75)	(137)
Gas Natural SDG	123	130	136	391	423
Corporate & others	120	75	(93)	(6)	(24)

TOTAL	1,420	1,896	1,570	4,267	5,072

Repsol YPF Preview of income statement for third quarter 2008

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q07	2Q08	3Q08	2007	2008
Upstream	725	913	759	1,896	2,425
USA and Brazil	13	55	32	34	139
North of Africa	375	473	384	981	1,213
Rest of the world	337	385	343	881	1,073
LNG	50	35	51	99	126
Downstream	574	816	633	1,951	2,158
Europe	530	741	591	1,732	2,014
Rest of the world	44	75	42	219	144
YPF	668	618	855	2,113	2,229
Upstream	601	380	457	1,678	1,344
Downstream	69	258	419	469	936
Corporate	(2)	(20)	(21)	(34)	(51)
Gas Natural SDG	184	203	209	525	642
Corporate & others	(94)	(91)	(65)	(203)	(222)

TOTAL	2,107	2,494	2,442	6,381	7,358

Repsol YPF Preview of income statement for third quarter 2008

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q07	2Q08	3Q08	2007	2008
Upstream	297	240	376	1,116	858
USA and Brazil	117	116	123	533	349
North of Africa	44	53	182	137	279
Rest of the world	136	71	71	446	230
LNG	108	67	78	290	223
Downstream	220	315	309	588	939
Europe	212	293	296	516	888
Rest of the world	8	22	13	72	51
YPF	349	316	346	939	912
Upstream	297	247	259	778	729
Downstream	26	45	54	121	116
Corporate	26	24	33	40	67
Gas Natural SDG	99	72	598	221	724
Corporate & others	194	49	40	492	130

TOTAL	1,267	1,059	1,747	3,646	3,786

Repsol YPF Preview of income statement for third quarter 2008

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	SEPTEMBER 2008
NON-CURRENT ASSETS
Goodwill	3,308	2,809
Other intangible assets	1,018	1,286
Property, Plant and Equipment	23,676	24,562
Investment property	34	34
Equity-accounted financial investments	537	592
Non-current financial assets
Non-current financial instruments	1,512	1,517
Others	436	933
Deferred tax assets	1,020	1,058
CURRENT ASSETS
Non-current assets classified as held for sale (*)	80	1,143
Inventories	4,675	5,727
Trade and other receivables	8,017	8,489
Other current financial assets	266	268
Cash and cash equivalents	2,585	2,525

TOTAL ASSETS	47,164	50,943

TOTAL EQUITY
Attributable to equity holders of the parent	18,511	20,605
Attributable to minority interests	651	1,315
NON-CURRENT LIABILITIES
Subsidies	109	114
Non-current provisions	2,565	2,992
Non-current financial debt	10,065	9,916
Deferred tax liabilities	2,473	2,398
Other non-current liabilities
Current debt for finance leases	632	709
Others	803	771
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	583
Current provisions	286	213
Current financial liabilities	1,501	2,397
Trade debtors and other payables:
Current debt for finance leases	61	24
Other trade debtors and payables	9,507	8,906

TOTAL LIABILITIES	47,164	50,943

(*) Assets and liabilities associated with non-current assets held for sale are included in these lines.

Repsol YPF Preview of income statement for third quarter 2008

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-SEPTEMBER
	2007	2008
I. CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	4,150	4,836
Adjustments:
Depreciation of Property, Plant and Equipment	2,314	2,210
Other adjustments (net)	(83)	312

EBITDA	6,381	7,358
Variation in working capital	(499)	(1,459)
Dividends received	110	73
Income taxes received/(paid)	(1,674)	(2,042)
Other proceeds/(payments) from operating activities	(226)	(287)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(1,790)	(2,256)

	4,092	3,643

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments
Group companies, associates, and business units	(129)	(140)
Property, plant and equipment, intangible assets and property investments	(3,182)	(3,095)
Other financial assets	(335)	(551)

Total Investments	(3,646)	(3,786)
Proceeds on divestments	735	982
Other cash flows	—	(164)

	(2,911)	(2,968)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments	—	(175)
Proceeds on issue of financial liabilities	2,884	2,815
Payments for return and amortization of financial obligations	(4,076)	(1,604)
Dividends paid	(921)	(1,493)
Interest paid	(438)	(463)
Other proceeds/(payments) from financing activities	186	161

	(2,365)	(759)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,557	2,585
Net cash flows (I, II y III)	(1,184)	(84)
Translation differences	(152)	24

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	1,221	2,525

Repsol YPF Preview of income statement for third quarter 2008

TABLES

OPERATING HIGHLIGHTS

3RD QUARTER 2008

Repsol YPF Preview of income statement for third quarter 2008

OPERATING HIGHLIGHTS UPSTREAM

	Unit	2007				2008					% Variation 08 / 07
		1Q	2Q	3Q	Accum.	1Q	2Q	3Q	Accum.
HYDROCARBON PRODUCTION	K Boed	446	389	370	401	333	336	331	334		-16.9

Crude and Liquids production	K Boed	177	151	147	158	131	130	126	129		-18.3
USA and Brazil	K Boed	18	14	15	16	15	15	14	15		-6.8
North Africa	K Boed	53	58	60	57	55	55	55	55		-3.2
Rest of the world	K Boed	105	79	72	85	61	60	57	59		-30.4

Natural Gas production	K Boed	269	238	223	243	202	206	205	204		-16.0
USA and Brazil	K Boed	1	1	1	1	1	1	1	1		11.1
North Africa	K Boed	8	12	10	10	10	9	9	9		-6.5
Rest of the world	K Boed	261	225	212	233	192	196	195	194	(*)	-16.5

(*) T&T 133 KBoed, Bolivia 28 KBoed, Venezuela 28 KBoed

Repsol YPF Preview of income statement for third quarter 2008

OPERATING HIGHLIGHTS DOWNSTREAM

		2007				2008				% Variation 08 / 07
	Unit	1Q	2Q	3Q	Accum.	1Q	2Q	3Q	Accum.
REFINING AND MARKETING CRUDE PROCESSED	Mtoe	9.9	10.7	10.4	31.1	10.1	10.0	10.3	30.4	-2.2
Europe	Mtoe	8.4	9.0	8.7	26.2	8.5	8.4	8.9	25.7	-1.9
Rest of the world	Mtoe	1.5	1.7	1.7	4.8	1.7	1.6	1.4	4.6	-4.1
SALES OF OIL PRODUCTS	Kt	11,057	11,929	11,775	34,761	11,072	10,865	11,192	33,129	-4.7
Europe	Kt	8,975	9,556	9,376	27,907	9,064	8,915	9,301	27,280	-2.2
–Own network	Kt	5,930	5,979	6,253	18,162	5,906	5,640	6,104	17,650	-2.8
- Light products	Kt	4,950	4,907	5,137	14,994	4,865	4,685	5,102	14,652	-2.3
- Other Products	Kt	980	1,072	1,116	3,168	1,041	955	1,002	2,998	-5.4
–Other Sales to Domestic Market	Kt	1,670	1,737	1,712	5,119	1,688	1,675	1,708	5,071	-0.9
- Light products	Kt	1,164	1,178	1,198	3,540	1,227	1,179	1,174	3,580	1.1
- Other Products	Kt	506	559	514	1,579	461	496	534	1,491	-5.6
–Exports	Kt	1,375	1,840	1,411	4,626	1,470	1,600	1,489	4,559	-1.4
- Light products	Kt	497	677	406	1,580	408	454	304	1,166	-26.2
- Other Products	Kt	878	1,163	1,005	3,046	1,062	1,146	1,185	3,393	11.4
Rest of the world	Kt	2,082	2,373	2,399	6,854	2,008	1,950	1,891	5,849	-14.7
–Own network	Kt	1,096	1,183	1,156	3,435	789	812	779	2,380	-30.7
- Light products	Kt	970	994	1,021	2,985	667	644	631	1,942	-34.9
- Other Products	Kt	126	189	135	450	122	168	148	438	-2.7
–Other Sales to Domestic Market	Kt	729	848	843	2,420	782	826	823	2,431	0.5
- Light products	Kt	542	609	620	1,771	591	589	597	1,777	0.3
- Other Products	Kt	187	239	223	649	191	237	226	654	0.8
–Exports	Kt	257	342	400	999	437	312	289	1,038	3.9
- Light products	Kt	51	73	91	215	105	58	117	280	30.2
- Other Products	Kt	206	269	309	784	332	254	172	758	-3.3
CHEMICALS
Sales of petrochemicals products	Kt	763	793	737	2,294	793	701	625	2,120	-7.6
Europe	Kt	688	716	660	2,064	711	624	564	1,898	-8.0
Base petrochemical	Kt	169	182	175	526	183	170	134	486	-7.6
Derivative petrochemicals	Kt	519	534	485	1,538	529	454	429	1,412	-8.2
Rest of the world	Kt	75	77	77	229	82	77	62	221	-3.5
Base petrochemical	Kt	15	23	8	46	15	17	12	45	-2.4
Derivative petrochemicals	Kt	60	55	69	183	67	60	49	177	-3.8
LPG
LPG sales	Kt	958	815	737	2,510	917	756	692	2,365	-5.8
Europe	Kt	630	415	314	1,360	602	387	306	1,296	-4.7
Rest of the world	Kt	328	400	422	1,150	314	369	386	1,069	-7.1

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Repsol YPF Preview of income statement for third quarter 2008

OPERATING HIGHLIGHTS YPF

		2007				2008				% Variation 08 / 07
	Unit	1Q	2Q	3Q	Accum.	1Q	2Q	3Q	Accum.
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	639	676	656	657	632	592	643	623	-5.2
Crude and Liquids production	K Boed	335	338	316	329	329	288	319	312	-5.4
Argentina	K Boed	335	338	316	329	329	288	315	311	-5.7
Rest of the world	K Boed	0	0	0	0	0	0	3	1	6,624.3
Gas Natural production	K Boed	304	338	340	328	303	304	325	311	-5.1
Argentina	K Boed	304	338	340	327	303	304	324	311	-5.1
Rest of the world	K Boed	0.3	0.3	0.2	0.3	0.2	0.2	0.6	0.4	36.7
DOWNSTREAM
CRUDE PROCESSED	M toe	4.1	4.2	4.4	12.7	4.2	4.2	4.2	12.6	-1.0
SALES OF OIL PRODUCTS (*)	Kt	3,445	3,772	4,127	11,344	3,705	3,783	4,026	11,514	1.5
Own network	Kt	2,423	2,632	3,169	8,224	2,622	2,943	3,014	8,579	4.3
Light products	Kt	1,958	2,104	2,285	6,347	2,143	2,135	2,269	6,547	3.2
Other Products	Kt	465	528	884	1,877	479	808	745	2,032	8.3
Other Sales to Domestic Market	Kt	216	369	310	895	302	314	340	956	6.8
Light products	Kt	181	311	249	741	231	257	272	760	2.6
Other Products	Kt	35	58	61	154	71	57	68	196	27.3
Exports	Kt	806	771	648	2,225	781	526	672	1,979	-11.1
Light products	Kt	299	296	340	935	220	183	320	723	-22.7
Other Products	Kt	507	475	308	1,290	561	343	352	1,256	-2.6
PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	384	412	396	1,192	406	377	388	1,171	-1.7
Base petrochemical	Kt	46	53	51	150	48	49	46	143	-4.5
Derivative petrochemicals	Kt	338	359	344	1,042	359	328	342	1,028	-1.3
LPG
LPG sales	Kt	101	87	94	282	114	78	98	290	2.6

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*) Includes YPF S.A. + 50% Refinor + Lubricants, Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 13th, 2008	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer